

June 15, 2011

Via E-mail
Mr. James Zhang
President, Chief Executive Officer, and Director
Sunvalley Solar, Inc.
398 Lemon Creek Drive
Suite A
Walnut, CA 91789

> **Re:** **Sunvalley Solar, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 3, 2011**
> **File No. 333-171878**

Dear Mr. Zhang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1. In the PRNewswire article, "Sunvalley Solar's Progresses on Solar Installation Projects," dated June 8, 2011, we note a quote from your CEO stating that your engineers and installation team are booked for 2011 installation contracts and that the sales team is negotiating contracts for 2012. Please update your prospectus to include this information.

Management's Discussion and Analysis . . . , page 37

Results of Operations for the Three Months Ended March 31, 2011 and 2010, page 40

2. Please revise your disclosure to discuss the reasons behind the changes in your expenses for the three months ended March 31, 2011 compared to your expenses for the three months ended March 31, 2010.

Item 16. Exhibits, page 53

3. We note from your Form 8-K, filed on June 3, 2011, that you have entered into a material definitive agreement with Diamond Wipes Int'l, Inc. of Chino, California. Please tell us what consideration you gave to discussing the material terms of this agreement in your registration statement and to filing this agreement as an exhibit to your registration statement.

Amendment No. 2 to Form 10-K for Fiscal Year Ended March 31, 2010

Item 15. Exhibits, Financial Statements Schedules, page 23

4. Please file an amendment to this Form 10-K so that paragraph one in the certifications provided as Exhibits 31.1 and 31.2 reflect the company's name at March 31, 2010. In this regard, we note that at March 31, 2010, the company's name appears to have been Western Ridge Minerals, Inc., which is reflected in the Form 10-K. This comment also applies to the introductory paragraph of Exhibit 32.1.

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended March 31, 2011

Part I – Financial Information

Item 4. Controls and Procedures, page 10

5. Please amend this Form 10-Q to disclose whether you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures, under the supervision and with the participation of your Chief Executive Officer and Chief Financial Officer, as of March 31, 2011, which is the period covered by this report. Additionally, since you disclose that your disclosure controls and procedures are designed to provide reasonable assurance of achieving your objectives, your conclusion on the effectiveness of your disclosure controls and procedures should disclose whether your disclosure controls and procedures are effective at that reasonable assurance level.

Part II – Other Information

Item 4. Submission of Matters to a Vote of Security Holders, page 11

6. Please note that this is no longer an item requirement of Form 10-Q. Additionally, please ensure that your date references in future filings align with the date of the report. In this regard, we note you reference "the quarterly period ended September 30, 2010" instead of "the quarterly period ended March 31, 2011."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy at (202) 551-3772 or, in her absence, Alfred Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-mail
        Joe Laxague
        Cane Clark LLP